Filed by CBOT Holdings, Inc. Pursuant to

Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company

CBOT Holdings, Inc.

(Commission File No. 001-32650)

20 South Wacker Drive Chicago, IL 60606	141 West Jackson Boulevard Chicago, IL 60604

FOR IMMEDIATE RELEASE

CME and CBOT to Merge, Creating $25 Billion Premier Global Derivatives Exchange

CHICAGO, Oct. 17, 2006 – Chicago Mercantile Exchange Holdings Inc. (NYSE, NASDAQ: CME) and CBOT Holdings, Inc. (NYSE: BOT) today announced they have signed a definitive agreement to merge the two organizations to create the most extensive and diverse global derivatives exchange. The combined company, to be named CME Group Inc., a CME/Chicago Board of Trade Company, is expected to transform global derivatives markets, creating operational and cost efficiencies for customers and exchange members, while delivering significant benefits to shareholders. Corporate headquarters of the combined organization will remain in Chicago.

The combined company will bring together two proven industry-leading innovators to create a single company, strengthening its ability to grow in an increasingly competitive environment. With leading global derivatives trading in all major asset classes, the combined company will provide one of the world’s most liquid marketplaces, with average daily trading volume approaching 9 million contracts per day, representing approximately $4.2 trillion in notional value. The combined company will provide customers efficient, global access to a wide array of benchmark exchange-traded derivatives based on U.S. interest rate yield curve, equity indexes, foreign exchange, agricultural and industrial commodities, energy and alternative investment products such as weather and real estate.

Transaction Structure

CBOT stockholders will have the right to receive 0.3006 shares of CME Class A common stock per share of CBOT Class A common stock (the exchange ratio) or to elect an amount in cash per share equal to the value of the exchange ratio based on a ten day average of closing prices of CME common stock at the time of the merger. The cash portion of the consideration is subject to a $3 billion aggregate limit and will be subject to proration if cash otherwise payable would exceed that limitation. If no stockholders elect to receive cash, stockholders of CME and CBOT would own approximately 69 percent and 31 percent of the combined company, respectively, and CME would issue approximately 15.9 million shares. Based on the closing stock prices of CME and CBOT on October 16, 2006, the last trading day

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prior to the announcement of the merger, the combined company is valued at $25 billion (CME equity $18 billion; CBOT equity $7 billion). The merger will not impact core trading rights or membership or clearing privileges at either exchange. The cash portion will be financed through cash on hand and debt financing, if necessary.

The combination is expected to be accretive to earnings in 12 to 18 months post close. We expect pre-tax cost savings of more than $125 million beginning in the second full year following the closing.

Governance

When the merger is completed, Terrence A. Duffy, Chairman of CME, will become Chairman of the combined organization. Charles P. Carey, Chairman of CBOT, will become Vice-Chairman of the combined organization. Craig S. Donohue, Chief Executive Officer of CME, will become Chief Executive Officer of the combined organization. Bernard W. Dan, Chief Executive Officer of CBOT, will remain in his current position focusing on overseeing CBOT’s activities, products, and customers until the transaction is complete, at which time he will serve as Special Advisor to the combined company for one year. The Board of Directors of the combined company initially will be comprised of 29 directors, 20 directors designated by CME and 9 directors by CBOT.

“We are very pleased to announce this strategic merger today,” said CME Chairman Terry Duffy. “We have enjoyed a strong, productive relationship with CBOT for a number of years, including our historic clearing agreement in 2003 in which CME began clearing all CBOT trades. This merger takes us to the next level in the evolution of our high-growth business. We now will be able to combine the capabilities and best practices of both organizations – establishing an even stronger, more competitive position than either could achieve individually. I am personally very proud to have this opportunity to work so closely with our counterparts at CBOT to complete this momentous transaction for the benefit of our customers and shareholders.”

“This is a landmark agreement for our companies, our industry and the city of Chicago,” said Charlie Carey, CBOT Chairman. “Since CBOT began offering the world’s first agricultural futures contracts in 1848, we have been at the forefront of derivatives trading. By combining our leading institutions, we will be better positioned to continue our traditions of innovation and leadership. As a single entity, we will be the world’s premier financial marketplace in terms of product breadth, global reach and market capitalization and ensure that Chicago remains the center for risk management worldwide.”

“Growth in the global derivatives industry is accelerating and new competitors are emerging in exchange, over-the-counter and other unregulated markets,” said Craig Donohue, CME Chief Executive Officer. “As a combined company, we will be better positioned to capitalize on these trends and compete more effectively as our industry continues to transform. We have consistently said that we would focus our merger and acquisition efforts on infrastructure cost savings opportunities in order to create value for our customers and shareholders. This merger will allow us to offer our diverse product set on the CME Globex trading platform and to facilitate all open outcry trading on CBOT’s trading floor, while clearing all transactions through CME Clearing. As a result, customers will benefit from the broadest range of distinct products, increased efficiencies and unsurpassed liquidity.”

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“Our merger with CME lays a strong foundation for the continued growth of our combined company,” said Bernie Dan, CBOT Chief Executive Officer. “We are bringing together CBOT’s benchmark products, global distribution and customers with CME’s already diverse product portfolio and developed global relationships to bring added value to our combined customers. We are committed to working with CME’s leadership to close this transaction and unlock the tremendous potential we believe the combined company will deliver to its shareholders.”

Strategic Benefits of the Transaction

•	Accretive Transaction: The parties expect the transaction to become accretive to earnings within 12 to 18 months after the closing.

•	Synergy Opportunities: Anticipated pre-tax cost savings of more than $125 million annually, beginning in the second full year following the closing, driven primarily by technology, administrative and trading floor-related cost reductions.

•	Operational Efficiencies: Expected customer benefits derived from consolidating trading floor operations into a single facility at CBOT, unifying IT operations and eventually moving CBOT products onto CME Globex®.

•	Strategic Position: Broader platform to grow core business, innovate new products including over-the-counter offerings, and fully develop the pre-existing strategic initiatives and partnerships of both organizations.

The transaction is expected to close by mid-year 2007, pending approvals by regulators, and shareholders of both companies and CBOT members, as well as completion of customary closing conditions.

Lehman Brothers and William Blair are acting as financial advisors to CME and Skadden, Arps, Slate, Meagher & Flom LLP is acting as CME’s legal advisor. JPMorgan is acting as sole financial advisor to CBOT and Mayer, Brown, Rowe & Maw LLP is acting as CBOT’s legal advisor.

Representatives who are serving on the CME transaction committee include: Terry Duffy; Craig Donohue; Phupinder Gill, CME President and Chief Operating officer; and CME Board members Leo Melamed, Chairman Emeritus; and Jack Sandner, retired Chairman. Representatives who are serving on the CBOT transaction committee include: Directors Charlie Carey, Bernard Dan, Joseph Niciforo, Christopher Stewart, and CC Odom II.

“I’m so proud to have been a part of the evolution of this dynamic industry,” said Leo Melamed, CME Chairman Emeritus, “and pleased that today’s announcement further demonstrates the pioneering leadership of our two innovative exchanges.”

“Through this merger, we combine the rich histories and vast experience of two of Chicago’s leading financial institutions,” said Jack Sandner, retired CME Chairman. “Together, we will continue to develop new ways to meet the needs of customers around the world.”

A special transaction committee of the CBOT is being advised by its financial advisor, Lazard Freres & Co., LLC, and is being advised on legal matters by Latham & Watkins LLP.

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The Combined Company

The combined company will be the most extensive and diverse derivatives exchange in the world and will offer the:

•	Highest derivatives volume, with average daily volume approaching 9 million contracts per day and notional value of approximately $4.2 trillion per day based on recent results

•	Leading derivatives clearing facility in the world based on volume

•	Premier marketplace for interest rate trading for the U.S. dollar-denominated yield curve, including CME Eurodollar futures, the most actively traded futures contract, and the CBOT 10-year U.S. Treasury Note futures, the third most actively traded futures product

•	Leading market for equity index derivatives trading, including futures and options on futures on major U.S. equity indexes

•	Leading regulated marketplace for foreign exchange derivatives trading

•	Leading agricultural trading complex consisting of grains and livestock futures contracts; the largest electronically traded agricultural futures complex.

•	Leading technology providing global access to benchmark products in all major asset classes around the clock, around the world on the CME Globex platform

User Benefits

•	Access to distinct products and services as well as innovative new product offerings on an integrated platform

•	Pipeline of new and innovative products and functionality

•	Increased efficiencies through consolidated systems and combined open-auction trading environments

•	Integrated market data services

•	Seamless continuation of current clearing arrangement, which secures existing margin benefits for customers

CME and CBOT will hold an investor call and webcast today at 8:30 a.m. Eastern Time / 7:30 a.m. Central Time to discuss this morning’s announcement. Presentation materials can be accessed through the investor relations section of the CBOT Holdings Web site at http://www.cbot.com and CME’s Web site at http://www.cme.com. To participate in the call, dial 800.659.2032, conference code CBOT Holdings. International callers should dial 617.614.2712. The call will also be simultaneously webcast on CBOT’s Web site at http://www.cbot.com.

A replay of the conference call will be available later today, and through November 17, 2006 and can be accessed by dialing 888.286.8010, conference code 24590429. International callers can access the replay by dialing 617.801.6888. The replay will also be available at www.cme.com and www.cbot.com.

About CME

CME Holdings became the first publicly traded U.S. financial exchange on Dec. 6, 2002. The company was added to the S&P 500® Index on August 10, 2006, and the Russell 1000® Index on July 1, 2003. It is the parent company of Chicago Mercantile Exchange Inc. (http://www.cme.com), the largest and most diverse financial exchange in the world. As an international marketplace, CME brings together buyers and sellers on its CME Globex electronic trading platform and on its trading floors. CME offers futures and options on futures primarily in interest rates, equities, foreign exchange, commodities, energy and alternative investments. The exchange managed $47.2 billion in collateral deposits at June 30, 2006, including $4.6 billion in deposits for non-CME products.

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CME, Chicago Mercantile Exchange Inc. and CME Globex are registered trademarks of CME and other trade names, service marks, trademarks and registered trademarks that are not proprietary to CME are the property of their respective owners, and are used herein under license. Further information about CME and its products are available on the CME Web site at http://www.cme.com.

About CBOT

As one of the leading global derivatives exchanges, CBOT provides a diverse mix of financial, equity and commodity futures and options-on-futures products. Building on its 158-year history, CBOT continues to advance into the future using the strength of deep liquidity, market integrity and member-trader expertise. Using superior trading technology in both electronic and open-auction trading platforms, CBOT provides premier customer service to risk managers and investors worldwide. For more information, visit the CBOT Web site at http://www.cbot.com.

Forward-Looking Statements

This press release may contain forward-looking information regarding Chicago Mercantile Exchange Holdings Inc. and CBOT Holdings, Inc. and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CME and CBOT, including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based on current beliefs, expectations, forecasts and assumptions of CME and CBOT’s management which are subject to risks and uncertainties which could cause actual outcomes and result to differ materially from these statements. Other risks and uncertainties relating to the proposed transaction include, but are not limited to the satisfaction of conditions to closing; including receipt of shareholder, member, antitrust, regulatory and other approvals on the proposed terms and schedule; the proposed transaction may not be consummated on the proposed terms and schedule; uncertainty of the expected financial performance of CME following completion of the proposed transaction; CME may not be able to achieve the expected cost savings, synergies and other strategic benefits as a result of the proposed transaction or may take longer to achieve the cost savings, synergies and benefits than expected; the integration of CBOT with CME’s operations may not be successful or may be materially delayed or may be more costly or difficult than expected; general industry and market conditions; general domestic and international economic conditions; and governmental laws and regulations affecting domestic and foreign operations.

For more information regarding other related risks, see Item 1A of CME’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005 and Item 1A of CBOT’s Annual Report on Form 10-K for the fiscal year ended December 31, 2005. Copies of said 10-Ks are available online at http://www.sec.gov or on request from the applicable company. You should not place undue reliance on forward-looking statements, which speak only as of the date of this press release. Except for any obligation to disclose material information under the Federal securities laws, CME and CBOT undertake no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this press release.

Important Merger Information

In connection with the proposed merger of CME and CBOT, the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as

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well as other filings containing information about CME and CBOT without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to Chicago Mercantile Exchange Holdings Inc., Attention: Shareholder Relations, 20 S. Wacker Drive, Chicago, Illinois 60606 , (312) 930-1000 or CBOT Holdings, Inc., Attention: Investor Relations, at 1141 West Jackson, Chicago, Illinois 60604, (312) 435-3500.

CME and CBOT and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CME and CBOT. shareholders in respect of the proposed transaction. Information regarding CME and CBOT’s directors and executive officers is available in their respective proxy statements for their 2006 annual meeting of stockholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Contacts:

CME Media Anita Liskey 312.466.4613 Allan Schoenberg 312.930.8189 Investors John Peschier 312.930.8491 CME-G	CBOT Media Maria C. Gemskie 312.341.3257 Investors Deborah Koopman 312.789.8532

# # #

cme

Chicago Mercantile Exchange

Chicago Board of Trade

cme Group

A CME/Chicago Board of Trade Company

Investor Presentation October 17, 2006 ™ * * Name effective upon transaction closing.

Discussion of Forward-Looking Statements
Statements in this news release that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Among the factors that might affect our performance are:
increasing competition by foreign and domestic competitors, including new entrants into our markets; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to realize the benefits of our transaction processing services provided to third parties; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading; changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risk of our clearing firms; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets; economic, political and market conditions; our ability to accommodate increases in trading volume without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions;
and seasonality of the derivatives business. More detailed information about factors that may affect our performance may be found in our press release for the merger and our filings with the Securities and Exchange Commission, including our most recent Quarterly Report on
Form 10-Q, which is available in the Investor Information section of the CME Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information
This material is not a substitute for the prospectus/proxy statement and any other documents CME and CBOT intend to file with the Securities and Exchange Commission (SEC).  Investors and security holders are urged to read such prospectus/proxy statement and any other such documents, when available, which will contain important information about the proposed transaction.  The prospectus/proxy statement would be, and other documents filed or to be filed by CME and CBOT with the SEC are or will be, available free of charge at the SEC’s website
(www.sec.gov) or from CME by directing a request to CME, 20 South Wacker Drive, Chicago, IL 60606, Attention: Shareholder Relations, or
from CBOT by directing a request to 141 West Jackson Boulevard, Chicago, IL  60604, Attention: Investor Relations.
CME, CBOT and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of CME or CBOT in connection with the proposed transaction.  Information about CME’s directors and executive officers is available in CME’s proxy statement, dated March 10, 2006, for its 2006 annual meeting of stockholders, and information about CBOT’s directors and executive officers is available in CBOT’s proxy statement, dated March 29, 2006, for its 2006 annual meeting of shareholders.  Additional information about the interests of potential participants will be included in the prospectus/proxy statement when it becomes available.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.
NOTE: Unless otherwise noted, all references to CME volume, open interest and rate per contract information in the text of this document exclude
CME’s non-traditional TRAKRS products, for which CME receives significantly lower clearing fees of less than one cent per contract on average, as well as CME Auction Markets™ products.
SM

Landmark Transaction
Combination will establish the world’s largest derivatives
exchange and provide significant value to CME’s and
CBOT’s customers and shareholders
•
Solidifies combined company’s status as
the premier global exchange
•
Expands presence in attractive derivatives
markets
•
Positions combined company for
continued growth
•
Creates operational and cost efficiencies
for customers
•
$125+ million in estimated annual cost
savings expected to be achieved year two
post closing
•
Expected to be accretive to earnings
12 – 18 months post close
•
Potential revenue opportunities
•
Enhances operating leverage
Strategically
Attractive
Financially
Compelling

Transaction Summary
Accretive to earnings 12 - 18 months after the closing  Expected Accretion:
Terrence A. Duffy, Chairman; Charles P. Carey, Vice-Chairman;
Craig S. Donohue, CEO; Bernard W. Dan, Special Advisor
Management:
CME and CBOT members’ existing core trading rights will be
preserved
Core Rights:
For each CBOT share, shareholders will receive 0.3006 CME
shares, or  they may elect Cash with value equal to 0.3006 CME shares based on the ten-day average CME closing price ending 2 days prior to close (subject to proration based on a maximum of
$3 billion of cash)
Consideration Mix:
Mid-2007 (subject to regulatory, shareholder and CBOT
member approvals)
Anticipated Closing:
$240 million Reciprocal Break-Up Fee:
$151.28 per share
(1)
Price Per Share:
29 Directors to include 20 Directors from CME and 9 Directors from CBOT
Board of Directors:
CME Shareholders: minimum of 69% (based on elections)
CBOT Shareholders: up to 31% (based on elections)
Pro Forma Ownership:
Aggregate Consideration: $8.0 billion
(1) Based on CME’s closing price of $503.25 on October 16, 2006

CME and CBOT Shareholder Benefits
Well-Positioned
in Dynamic
Global Industry
Stronger Base
to Build Core
Derivatives
Business
Accretive
Transaction
Platform for
Product
Innovation and
Growth
Substantial
Benefits
Transaction expected to create value for shareholders of
both companies
Synergy
Opportunities
Significant User
Benefits

Well-Positioned in Dynamic Global Industry
Largest market capitalization among global exchange
participants
NOTE:  Market data as of 10/16/06, and market capitalization based on diluted share counts.
1. Assumes all stock transaction.
2. Adjusted to reflect cash component of transaction on a pro rata basis.
$0
$5
$10
$15
$20
$25
$30
Pro Forma
Market Capitalization
CME/CBOT NYX/NXT DB ICE/NYBOT LSE NDAQ TSX ISE
(1) (2)
$24.8
$19.9
$16.0
$5.4
$5.0
$5.0
$2.9
$1.9
$7.1
$10.0
$0.8
$17.7 $9.9
$4.6
Market Capitalization
($ billions)

Foreign
Exchange
10%
Eurodollars
29%
Equities
27%
Commodity
& Other
8%
30-Year
Bonds
5%
10-Year
Notes
12%
5-Year
Notes
5%
2-Year
Notes
2%
Other
Interest
Rates
2%
Equities
39%
Eurodollars
44%
Commodities
& Other
2%
Foreign
Exchange
15%
Platform for Product Innovation and Growth
Strong and broad platform with a diversified product mix
NOTE: Data as of 1H06.
Commodities
& Other
20%
10-Year
Notes
37%
30-Year
Bonds
13%
Other
Interest
Rates
6%
2-Year
Notes
4%
5-Year
Notes
15%
Equities
5%
CME Standalone
Transaction Revenue Mix
CBOT Standalone
Transaction Revenue Mix
Pro Forma
Transaction Revenue Mix

0
300
600
900
1,200
1,500
Stronger Base to Build Core Derivatives Business
The combined company would be the leading global
derivatives exchange based on trading volume, listing
three of the four most actively traded futures contracts
in the world
Source:  FIA.
NOTE:  Volume figures do not include options on futures.
2005 Futures Volume
(contracts in millions)
2005
Top Futures Exchanges
1,444
561
785
344
188
167
116
108
99
70
62
883
CME/CBOT
Eurex Euronext
.liffe
Bolsa de
Mercadorias &
Futuros
Nymex Mexican
Derivatives
Exchange
Dalian
Commodity
Exchange
London
Metal
Exchange
National
Stock
Exchange
of India
Tokyo
Commodity
Exchange
#1 – CME Eurodollar Futures
#2 – CBOT 10-year Treasury Note Futures
#4 – CME E-mini S&P 500 Index Futures

CME and CBOT customers will benefit from increased
scale, liquidity, product diversification and functionality
Significant User Benefits
Creates operational and cost efficiencies for market
users
•
Access to distinct products and services on an
integrated platform
•
Broad pipeline of innovative new products and
functionality
•
Efficiencies through integrated systems and combined
open-auction trading environment
•
Seamless continuation of current clearing services,
which secures existing margin benefits for customers

•
Historic CME/CBOT clearing agreement announced
in April 2003 and fully operational in January 2004
•
Integration executed successfully and ahead of
schedule
Worked with two exchanges, all 80 clearing firms and
BOTCC
•
Substantial savings for our clearing firms and their
customers
$1.6 billion decrease in performance bonds for users
$200 million decrease in security deposits for clearing
firms
Combined risk capital pool and generated other
operational efficiencies
Proven Experience Delivering Synergies

Technology
Related
50%
Trading Floor
/ Operations
15%
Administrative
35%
Substantial Potential Cost Savings
Expected cost savings of $125+ million annually,
beginning in year two post close
Cost Savings Areas
Total: $125+ million

Potential Revenue Opportunities
CBOT and CME combined will be well-positioned to
generate incremental revenue
Global Expansion
OTC Initiatives
• Leverage CME and CBOT’s
global product suite, user
base and relationships
• JADE
• Electronic trading of
Ags
• Build on distinct product
suites to grow market share
in OTC markets:
• Swapstream
• Clearing360
• FXMarketSpace™
Cross-Selling
• Cross-sell the distinct
product suite to the
customer base of both
companies
New Products
• Create efficiencies of spread
products and product
extensions in
• Interest rate derivatives
• Agricultural commodities
• Enhanced product innovation
CME/CBOT

Strong Financial Profile
1.  Pro forma figures adjusted to eliminate clearing fee revenue paid from CBOT to CME.
2.  Operating Income and Net Income is unadjusted for incremental transaction-related expense, and amortization of identifiable intangibles.
Expected to be accretive to earnings 12-18 months post
closing
$778 $903
(2)
LTM Pro Forma as of 6/30/2006
($ Millions)
CME
Standalone
CBOT
Standalone
Pro Forma
All Stock
Pro Forma
All Stock
Cost Savings - - $0 $125
Revenue
(1)
$1,026 $532 $1,490 $1,490
Operating Income $584 $194
% Margin 57% 37% 52% 61%
Net Income
(2)
$355 $116 $471 $546
% Margin 35% 22% 32% 37%

CME and CBOT Merger Announcement Prepared Remarks

October 17, 2006

Debbie Koopman

Thank you for joining us today on what was originally scheduled to be CBOT’s third quarter earnings conference call. As you know, CME and CBOT today announced that they have signed a definitive agreement to merge the two organizations to create the world’s most diverse global derivatives exchange. Due to this announcement, today’s conference call will focus on the merger agreement. In lieu of an earnings conference call, CBOT has posted a written overview of its third quarter earnings review on its website. Please go to CBOT’s investor relation’s section of its web site at CBOT.com to access this document.

Before I turn the call over to John Peschier, I’d like to quickly review the highlights of CBOT’s third quarter results. In the third quarter, CBOT once again achieved record results. Third quarter revenue increased 45 percent to $163.0 million compared to last year’s third quarter. Net income for the quarter was $48.8 million, more than double last year’s comparable quarter. The operating margin for the quarter expanded by 20 percentage points to 49.6 percent. These record-setting results were driven by a 21 percent increase in trading volume, growth of 23 percent in the average rate per contract and tight cost controls.

John Peschier

Thank you for joining us today to discuss this historic merger agreement between CME and CBOT. To obtain a copy of our release and accompanying slides for this call, please go to either the CME or CBOT web sites under Investor Relations. This morning we will walk you through the details related to the merger announcement, and then we will open up the call for your questions. We ask that you focus your questions on the merger agreement; CME will be releasing earnings on its previously scheduled date, next Tuesday, Oct. 24th.

Before I turn this over to Terry Duffy, Chairman of CME, I’ll read the safe harbor language. Statements made on this call that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. More detailed information about factors that may affect our performance may be found in our press release for the merger and our filings by the CME and the CBOT with the SEC, which are available on our respective Web sites. Additional information about this transaction will be available on cme.com and cbot.com.

Now, I would like to turn the call over to Terry.

Terry Duffy

Thank you for joining us this morning. With me today are Charlie Carey, the Chairman of the Chicago Board of Trade, Craig Donohue, CME’s Chief Executive Officer, Bernie Dan, the President and CEO of CBOT, Jamie Parisi, CME’s Chief Financial Officer, and Glen Johnson, the CFO of the Chicago Board of Trade.

I have a tremendous amount of respect for our colleagues from CBOT, each of whom I have known for many years. While our companies’ individual accomplishments have been impressive, we are here today to say that there is much more we can accomplish together.

Our institutions each have distinguished histories and colorful traditions, with CBOT founded in 1848 and CME founded in 1898. In 2003, we formed a partnership to begin clearing the CBOT business, offering tremendous efficiencies to our customers. Now, a full merger is a natural extension of that strong partnership, allowing us to enhance the efficiencies and opportunities available to derivatives industry participants worldwide. We expect to build on our proven track records of growth and innovation.

The idea to merge these two great companies has been contemplated for decades. We have each spent the past several years leading our organizations through dramatic and successful transformations of our business models. While there has been much speculation about a merger of our two companies, they say that timing is everything. I know everyone here with me is delighted to say - the time is now.

Let’s turn to Slide number 3. This historic transaction will establish the world’s premier derivatives exchange, which is expected to provide significant value to our companies’ customers and shareholders. We are all aware that the global derivatives industry has grown increasingly competitive. Exchanges, intermediaries, and even end users are consolidating, and over-the-counter and unregulated entities are constantly evolving. With the merger of CME and CBOT, we will be better positioned to compete in this space on a global basis.

This transaction unifies each company’s worldwide efforts into a cohesive strategy, allowing us to be even more nimble and competitive in meeting the needs of our global customers. Combined, the new organization would be ideally positioned to serve its global customer base anytime, any place.

This deal is financially compelling. Our combined company will have significant operating leverage, which is a hallmark of each of our companies now. We have identified more than $125 million of potential annual cost savings, which Craig will discuss in a moment. In addition, the two companies together have greater potential revenue opportunities.

Turning to slide 4, you can see the details of the transaction. The transaction is structured as a merger in which CBOT stockholders will receive shares of CME common stock or they can elect cash up to a total of $3 billion. On an all stock basis, CME and CBOT shareholders will hold approximately 69% and 31% of the combined company, respectively. Currently, this would value the combined company at $25 billion.

As for the board structure, CME’s board currently consists of 20 members, while CBOT has 17 board members. The combined board count will total 29 members when the transaction closes, with 20 board members from the original CME side and 9 from CBOT. There will be no changes to the core trading rights that are currently in place for our respective members.

We are all very excited about this tremendous combination here at CME.

With that, I would now like to turn this over to my good friend and respected colleague, Charlie Carey, to say a few words.

Charlie Carey

This is a landmark transaction for our companies, our industry, and our city. Since CBOT began offering the world’s first agricultural futures contracts in 1848, we have been at the forefront of derivatives trading. By combining our leading institutions, we will continue to transform our industry, creating tremendous value for our shareholders. As a single entity, we would be the world’s premier derivatives exchange in terms of product breadth, global reach and market capitalization.

We carefully considered multiple avenues for long-term growth in our business, and we believe this combination unlocks the greatest value for our shareholders. The key to this merger is the mutual respect we have for one another’s accomplishments and our shared vision for the future. Both companies have come a long way over the last 5 years, and we are looking forward to achieving considerable success together.

I’ll now turn this over to Craig Donohue who will walk you through some of the details of the announcement.

Craig Donohue

Thank you, Charlie. It is an honor to be here with our colleagues from CBOT and to have the opportunity to discuss the benefits of this combination for our shareholders, as outlined on slide 5. The combined company, to be named CME Group, is expected to lead the transformation of the global derivatives marketplace and create operational and cost efficiencies for market users. We will go through each benefit in more detail.

First, based on our current share prices, as a combined company our market capitalization would exceed $25 billion, the largest market capitalization among global exchanges. We are focused primarily on derivatives, the fastest growing and most profitable market sector in the exchange space.

Turning to slide 7 - We will be able to leverage each company’s distinct product lines for the benefit of customers around the world. We will also continue to extend our broad global distribution and customer reach, particularly in Europe and Asia where we already have a significant presence and where we see excellent growth potential.

Customers will enjoy unparalleled access to innovative futures and options products in every major asset class. This includes the U.S. dollar-denominated interest rate yield curve with Eurodollars and Treasuries, as well as equities, including the S&P 500, NASDAQ 100, Russell 2000, and Dow Jones Industrial Average, along with foreign exchange, agricultural, energy, metals and alternative products like weather and real estate. In addition to the product diversity, we also would have compelling market data offerings for our customers.

On slide 8, you can see the combined company would have the highest futures trading volume globally. In our business, building deep, liquid, well-regulated markets is the critical function of an exchange, and this is an area where CME and CBOT excel. The total combined volume currently approaches 9 million contracts per day, with underlying notional value exceeding $4.2 trillion per day. This includes three of the four most actively traded futures contracts in the world – CME Eurodollar futures and E-mini S&P 500 Index futures, and CBOT 10-year Treasury Note futures.

There are significant customer benefits, which you can see on Slide 9. First, they will be able to access distinct products and services as well as innovative new product offerings on the CME Globex platform. Many of our users are focused on reducing their operating costs, and our consolidated trading floor and systems will help them with that goal. Our systems would also provide users with cutting edge functionality. Lastly, there would be seamless continuation of the current clearing arrangement, which secures the existing margin benefits that we know have been so valuable.

If you turn to the next slide, you will see that CME and CBOT together have a history of successful integration and execution. When we launched our historic clearing agreement, we provided significant capital and back-office efficiency for our customers. We exceeded both our original deadline and our financial guidance. More important, CBOT and CME worked hand in hand during the process. Solid execution is something for which we are recognized, and we expect that to continue.

Due to our similar business models, processes and structure, we expect significant cost savings from this transaction, which you can see on Slide 11. We expect annual expense savings of more than $125 million in year 2 following the close. The bulk of the synergies result from reducing technology and administrative costs, and creating more efficient trading floor operations. We would have a single trading platform, and a single trading location. We will eventually move CBOT’s electronic products onto CME Globex®. CME’s trading floor operations would migrate to CBOT’s facilities, and we would thoroughly review our joint real estate needs to reduce overall expenses.

We would also be well-positioned to generate incremental revenue, which you can see on slide 12.

We would have a greater ability to cross-sell our entire suite of products on a global basis. For example, we could reach out to CBOT’s customers in Asia, who are active in Treasury and grain futures, and introduce the CME financial products. We expect to build on CBOT’s success electronifying their agricultural business to accelerate the CME electronic commodity volume.

We also expect this to enhance our new product delivery. With extensive products along the U.S. dollar-denominated interest rate yield curve, we intend to explore opportunities to innovate products in this area that would provide more efficiency for users. We also will have the ability to create unique spreads with CBOT agricultural products and CME’s livestock and weather offerings. Additionally, we believe this transaction better positions our combined company to market new credit-related products.

Our strategy also includes improving our capabilities to expand in over the counter markets. This would increase the number of eligible products for Clearing 360 and the potential to combine Swapstream, which is focused on the long-dated, European-denominated interest rate swaps market, with CME and CBOT interest-rate products.

Finally, a CBOT/CME combination would increase incremental revenue opportunity through a stronger international presence. Our benchmark products have global appeal. As stand-alone entities, CBOT and CME have devoted significant resources to generating business outside the U.S. Our outreach efforts also include establishing telecommunications hubs in Europe and Asia; building relationships with foreign exchanges, governmental agencies and license providers; and launching new products that are relevant to users in those time zones. Unifying our international efforts will provide both cost synergies and increased opportunities for growth.

To be clear, our cost savings are driving the economics of this transaction, and we have not included potential revenue synergies in our analysis.

This next slide shows selected financial data for CME, along with a pro forma comparison of the last 12 months financial results based on an all-stock transaction.

The first column shows CME on a stand-alone basis. The second column shows a pro forma comparison based on combining the companies. The third column includes the expected annual cost savings. You can see the operating income grows from approximately $600 million with CME stand alone, to more than $900 million combined. The increase in the operating margin shows the tremendous financial leverage in our model.

If CBOT shareholders elect to receive cash consideration up to the maximum of $3 billion, we would likely issue between $1.5 and $2 billion in debt. At this level, with a strong credit profile, we would expect to have a high investment grade debt rating.

Based on our analysis this transaction is expected to become accretive to earnings in 12 to 18 months after the closing, driven by cost savings.

We are very excited to announce this historic transaction, which we believe will create tremendous value for our shareholders and our customers. Now, I would like to turn the call over to Bernie Dan.

Bernie Dan

Thank you, Craig.

As Charlie stated, this is a landmark agreement for our companies. I am proud to be here today representing CBOT, a company that has a rich history of embracing change – rising to the challenge of successfully transforming the company and accomplishing a dramatic financial turnaround during the past five years. I firmly believe that our merger with CME lays the foundation for continued growth of the combined company, creating strong opportunity for shareholders and customers. I look forward to working with CME to achieve a smooth transition and merger of these two vibrant and respected companies and to serving in my new role as Special Advisor to the combined company.

As I stated earlier, over the last few years, we have dramatically enhanced our business model. As you can see from slide 14, the CBOT compounded annual volume growth has been 25% from 2001 to 2006. We have seen growth in all of our main product groups – agricultural, interest rate, metals and equity index products.

CBOT’s strategy has been focused on several opportunities. They include product development, as well as new capabilities and functionality to drive trading volume, global expansion and strategic alliances. Our fundamental goal is to provide products and services that meet customer demand and serve an economic need while creating opportunities to further diversify our business.

CBOT’s recent strategic growth initiatives include:

•	introducing electronic trading of our agricultural products during daytime trading hours;

•	launching our new joint venture, JADE, which offers Asian-based commodities;

•	enhancing the unique value proposition of our Metals complex and;

•	building liquidity in existing products, such as our Swaps contracts.

As you can see from the next slide, we have achieved significant operating leverage over the last 5 years. We continue to build on our past performance, posting record operating margins for the third quarter of 49.6 percent. The main driver of this margin expansion is volume growth, and CME has a graph with a similar trajectory. This operating leverage will be enhanced with this transaction.

As we move forward, we will focus on accelerating the positive momentum of our businesses. We are committed to working with CME’s leadership to complete this transaction and unlock the tremendous potential we believe our combined company will deliver to customers and shareholders. With that, I’d like to turn the call back over to Craig.

Craig Donohue

Thank you, Bernie.

Before we open this call up to your questions, I want to discuss the roadmap to completion, which you can see on slide 15.

We will file an S-4 with the SEC. At the appropriate time, CBOT and CME will conduct shareholder meetings, and the CBOT will also hold a meeting of its members, and meanwhile we will be pursuing the regulatory approvals I mentioned earlier.

Over the next few months, we will build our combined leadership team. We firmly believe we will have the most talented and experienced team in the exchange sector, which will be an important differentiator for our company going forward.

Lastly, over the last few years we have answered many of your questions regarding what kind of transaction makes sense for CME and how we will use our cash. We have consistently responded that our primary targets are derivatives exchanges that would potentially provide cost synergies, extend our product offering, and build on our global business. We expect this transaction to deliver on these objectives for the benefit of our shareholders.

IMPORTANT MERGER INFORMATION

In connection with the proposed merger of CBOT Holdings, Inc. (“CBOT”) and Chicago Mercantile Exchange Holdings Inc. (“CME”), the parties intend to file relevant materials with the Securities Exchange Commission (“SEC”), including a joint proxy statement/prospectus regarding the proposed transaction. Such documents, however, are not currently available. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about CBOT and CME without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the joint proxy statement/prospectus can also be obtained, without charge, once they are filed with the SEC, by directing a request to CBOT Holdings, Inc., Attention: Investor Relations, at 141 West Jackson, Chicago, Illinois 60604 or calling (312) 435-3500.

CBOT, CME and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from CBOT shareholders in respect of the proposed transaction. Information regarding CBOT directors and executive officers is available in

CBOT’s proxy statement for its 2006 annual meeting of stockholders, dated March 29, 2006. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and the other relevant documents filed with the SEC when they become available. This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING STATEMENTS

Certain statements in this document and its attachments may contain forward-looking information regarding CBOT, CME and the combined company after the completion of the merger that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. These statements include, but are not limited to, the benefits of the business combination transaction involving CBOT and CME including future financial and operating results, the new company’s plans, objectives, expectations and intentions and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of CBOT and CME and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

The following factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain governmental approvals of the transaction on the proposed terms and schedule; the failure of CBOT shareholders or CME shareholders to approve the transaction; the risk that the businesses will not be integrated successfully; the risk that the cost savings and any other synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; competition and its effect on pricing, spending, third-party relationships and revenues; social and political conditions such as war, political unrest or terrorism; general economic conditions and normal business uncertainty. Additional risks and factors are identified in CBOT’s filings with the SEC, including its Report on Form 10-K for the fiscal year ending December 31, 2005 which is available on CBOT’s website at http://www.cbot.com.

You should not place undue reliance on forward-looking statements, which speak only as of the date of this document. Except for any obligation to disclose material information under the Federal securities laws, CBOT undertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document.